Exhibit 12.01

GLENBOROUGH REALTY TRUST INCORPORATED
Computation of Ratio of Earnings to Fixed Charges
and Ratio of Earnings to Fixed Charges and Preferred Dividends
For the five years ended December 31, 1999
and the three months ended March 31, June 30 and September 30, 2000
(in thousands)

	GRT Predecessor Entities, Combined	The Company
	Year Ended December 31,						Three Months Ended March 31,	Three Months Ended June 30,	Three Months Ended Sept. 30,	Year To Date
	1995	1996		1997	1998	1999	2000	2000	2000	2000
EARNINGS, AS DEFINED
Net Income (Loss) before Preferred
Dividends(2)	$ 524	$(1,609)		$ 19,368	$ 44,602	$ 50,286	$ 8,051	$ 8,332	$14,596	$30,979
Extraordinary items	—	186		843	1,400	(984)	466	84	—	550
Federal & State income taxes	357	—		—	—	—	—	—	—	—
Minority Interest	—	292		1,119	2,550	3,647	306	350	1,177	1,833
Fixed Charges	2,129	3,913		9,668	53,289	64,782	16,347	16,023	14,979	47,349

	$3,010	$ 2,782		$ 30,998	$101,841	$ 117,731	$25,170	$24,789	$30,752	$80,711

FIXED CHARGES AND PREFERRED DIVIDENDS, AS DEFINED

Interest Expense	$2,129	$ 3,913		$ 9,668	$ 53,289	$ 64,782	$16,347	$16,023	$14,979	$47,349
Capitalized Interest	—	—		—	1,108	2,675	788	771	1,070	2,629
Preferred Dividends	—	—		—	20,620	22,280	5,488	5,443	4,891	15,822

	$2,129	$ 3,913		$ 9,668	$ 75,017	$ 89,737	$22,623	$22,237	$20,940	$65,800
RATIO OF EARNINGS TO FIXED CHARGES(3)	1.41	0.71	(1)	3.21	1.87	1.75	1.47	1.48	1.92	1.61

RATIO OF EARNINGS TO FIXED CHARGES AND
PREFERRED DIVIDENDS(3)	1.41	0.71	(1)	3.21	1.36	1.31	1.11	1.11	1.47	1.23

(1)	For the twelve months ended December 31, 1996, earnings were insufficient to cover fixed charges by $1,131.
(2)	Net Income (Loss) before Preferred Dividends includes depreciation and amortization expense as a deduction.
(3)	Ratio of Earnings to Fixed Charges and Ratio of Earnings to Fixed Charges and Preferred Dividends includes depreciation and amortization expense as a deduction from earnings.